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SEC
Mail Processing
Section
FEB 12 2018
Washington DC
406

18000062

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDRIVER CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

724 E. 1220 N.
(No. and Street)

Orem	Utah	84097
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bates - Managing Member 801.232.2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates
(Name – *if individual, state last, first, middle name*)

510 S. 200W.	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Steven A. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WindRiver Capital LLC (dba BD|Cortina), as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JAMES PAK
Notary Public - California
Orange County
Commission # 2190333
My Comm. Expires May 6, 2021

Signature

Managing Member

Title

Notary Public

NOTARY CERTIFICATE ATTACHE[D]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange } ss.

Subscribed and sworn to (or affirmed) before me on this 31st day of January, ~~2017~~ 2018 by Steven A. Bates and __________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JAMES PAK
Notary Public – California
Orange County
Commission # 2190333
My Comm. Expires May 6, 2021

(seal)

Signature of Notary
Name of Notary: **James Pak**

(seal)

OPTIONAL INFORMATION

Date of Document: Jan 31, 2018

Type or Title of Document: Oath or Affirmation

Number of Pages in Document: 1

Document in a Foreign Language: N/A

Capacity of Signer:
_____ Individual
X Corporate Officer – Title(s): Managing Member
_____ Partner – □ Limited □ General
_____ Attorney In Fact
_____ Trustee
_____ Guardian or Conservator
_____ Other: __________

Signer Is Representing: __________

WindRiver Capital LLC

724 E. 1220 N.
Orem, UT 84097
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

January 10, 2017

Stayner Bates & Jensen P.C.
Attn: Neal Hansen, CPA
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA, WindRiver Capital LLC (dba bd|APCO and/or bd|CORTINA, Together with WindRiver Capital LLC the "Company") operates pursuant to the K(2)(i) of SEC Rule 15c3-3. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

The Company met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

Steve Bates
Managing Member

STAYNER BATES

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of WindRiver Capital LLC
Provo, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) WindRiver Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WindRiver Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) WindRiver Capital LLC stated that WindRiver Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WindRiver Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT
January 16, 2018

WindRiver Capital LLC

Financial Statements for the
Year Ended December 31, 2017
and Independent Auditor's Report

CRD # 46284

CONTENTS

STAYNER BATES

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WindRiver Capital LLC
Provo, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital LLC as of December 31, 2017, the related statements of income (loss), changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WindRiver Capital LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WindRiver Capital LLC's management. Our responsibility is to express an opinion on WindRiver Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WindRiver Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner Bates P.C.

Stayner Bates P.C.
We have served as auditor of WindRiver Capital LLC since 2008
Salt Lake City, UT
January 16, 2018

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 2)	$ 375,511
Total Current Assets	375,511
TOTAL ASSETS	$ 375,511

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	375,511
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 375,511

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC

Statement of Operations and Changes in Members' Equity

For the Year Ended December 31, 2017

REVENUES	
Interest income	$ 797
TOTAL REVENUES	797
OPERATING EXPENSES	
General and administrative	6,945
TOTAL OPERATING EXPENSES	6,945
NET LOSS	$ (6,148)
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 381,659
MEMBERS' EQUITY, END OF YEAR	$ 375,511

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,148)
Changes in operating assets:		
Decrease in accounts payable		-
Net Cash Used by Operating Activities		(6,148)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		(6,148)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		381,659
CASH AND CASH EQUIVALENTS, END OF YEAR	$	375,511
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Notes to the Financial Statements
December 31, 2017

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of WindRiver Capital, LLC conform to U.S. generally accepted accounting principles and is presented to assist in understanding the Company's reviewed financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The following is a summary of the more significant of such policies:

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates the fair value because of the short maturity of those investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2017, the Company had in its bank accounts $125,511 in excess of the $250,000 per depository institution that is federally insured.

e. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

f. Income Taxes

The Company was formed as a limited liability company under the laws of the State of Utah. Accordingly, it is taxed as a partnership. All income and expenses are passed through to the individual members. The members are taxed at the individual level on their pro-rata share of the income and expenses. Therefore, no accrual for U.S. income taxes has been recorded. The Limited Liability Company Act of Utah limits the risk of loss of the individual members.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2012. Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g. Contingencies

Certain conditions may exist as of the date that these reviewed financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

h. Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. As with previous guidance, there continues to be a differentiation between finance leases and operating leases, however this distinction now primarily relates to differences in the manner of expense recognition over time and in the classification of lease payments in the statement of cash flows. Lease assets and liabilities arising from both finance and operating leases will be recognized in the statement of financial position. ASU 2016-02 leaves the accounting for leases by lessors largely unchanged from previous GAAP. The transitional guidance for adopting the requirements of ASU 2016-02 calls for a modified retrospective approach that includes a number of optional practical expedients that entities may elect to apply. The guidance in ASU 2016-02 will become effective for us as of the beginning of our 2020 fiscal year. Management is currently evaluating the impact that the adoption of ASU 2016-02 will have on the Company's financial statements, management does not expect the adoption of ASU 2016-02 to have a material effect on the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2017, the Company had net capital (as adjusted – see supplemental schedule) of $360,511 which was $355,511 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 16, 2018, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2017.

WindRiver Capital LLC
Computation of Net Capital Requirements Pursuant To Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2017

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 375,511
Less fidelity bond deductible in excess of 10%	15,000
Non-allowable assets	-
NET CAPITAL	360,511
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
EXCESS CAPITAL	355,511
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	355,511
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	-
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	360,511
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 360,511

WindRiver Capital LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

WindRiver Capital LLC
Schedule III – Information relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).